# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Proem Acquisition Corp. I, CIK 0002087446
CUSIP: G7341A103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3860 W. Northwest Hwy, Suite 470, Dallas, Texas (TX), 75220
Date of event which requires filing of this statement: 02/13/2026
Filed by CIK 0002112560
Persons authorized to receive notices and communications: Imran Khan, Proem Acquisition Corp I, 3860 W. Northwest Hwy, Suite 470, Dallas, Texas (TX), 75220, (214) 706-9344

## Reporting persons
- Proem SPAC Partners I LLC (CIK 0002112560): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,625,833; shared voting power 0; sole dispositive power 4,625,833; shared dispositive power 0; aggregate amount beneficially owned 4,625,833 (26.1% of the class)
  Comment: (1) Consists of (i) 292,500 ordinary shares underlying the private placement units held directly by Proem SPAC Partners I LLC, a Cayman Islands limited liability and the sponsor of the issuer, and (ii) 4,333,333 ordinary shares held directly by Proem SPAC Partners I LLC. Imran Khan is the managing member of Proem SPAC Partners I LLC. Therefore Mr. Khan has voting and investment power over the ordinary shares held by Proem SPAC Partners I LLC.
  
  (2) Based on 17,723,333 ordinary shares deemed to be outstanding, including (i) 13,000,000 ordinary shares issued in the public offering, (ii) 4,333,333 ordinary shares held by Proem SPAC Partners I LLC, (iii) 292,500 ordinary shares underlying the units held by Proem SPAC Partners I LLC and (iv) 97,500 ordinary shares underlying the units held by Clear Street LLC, the underwriter, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 13, 2026.
- Imran Khan (CIK 0001699292): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,625,833; shared voting power 0; sole dispositive power 4,625,833; shared dispositive power 0; aggregate amount beneficially owned 4,625,833 (26.1% of the class)
  Comment: (1) Consists of (i) 292,500 ordinary shares underlying the private placement units held directly by Proem SPAC Partners I LLC, a Cayman Islands limited liability and the sponsor of the issuer, and (ii) 4,333,333 ordinary shares held directly by Proem SPAC Partners I LLC. Imran Khan is the managing member of Proem SPAC Partners I LLC. Therefore Mr. Khan has voting and investment power over the ordinary shares held by Proem SPAC Partners I LLC.
  
  (2) Based on 17,723,333 ordinary shares deemed to be outstanding, including (i) 13,000,000 ordinary shares issued in the public offering, (ii) 4,333,333 ordinary shares held by Proem SPAC Partners I LLC, (iii) 292,500 ordinary shares underlying the units held by Proem SPAC Partners I LLC and (iv) 97,500 ordinary shares underlying the units held by Clear Street, the underwriter, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Proem Acquisition Corp. I
Address of issuer's principal executive offices: 3860 W. Northwest Hwy, Suite 470, Dallas, Texas (TX), 75220

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Proem SPAC Partners I LLC, a Cayman Islands limited liability company (the "Sponsor") and (ii) Imran Khan, the managing member of the Sponsor. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o Proem Acquisition Corp I, 3860 W. Northwest Hwy, Suite 470, Dallas, TX 75220.
Present principal occupation or employment:
The Sponsor's principal business is to act as the Issuer's Sponsor, and it is controlled by Imran Khan for the purpose of investing in various liquid and illiquid investments. Mr. Khan serves as the managing member of the Sponsor.
Mr. Khan also serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Entities: The Sponsor - Proem SPAC Partners I LLC -- Cayman Islands limited liability company. Individual: Imran Khan -- USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

In connection with the organization of the Issuer, in August 2025, the Sponsor paid $25,000 to cover certain of the Issuer's initial public offering costs in exchange for 4,983,333 ordinary shares, (the "Founder Shares"), for approximately $0.005 per share. Up to 650,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters' over-allotment is exercised. See Issuer's registration statement on Form S-1 (File No. 333-292217, the "Registration Statement"), under the heading "Certain Relationships and Related Party Transactions."

Public Units

On February 13, 2026, the Company closed its initial public offering of 13,000,000 units, at a price of
$10.00 per unit (the "Public Units"), for an aggregate purchase price of $130,000,000. Each Public Unit consists of one ordinary share and one-half of one redeemable warrant (each, a "warrant"). Each whole warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share, subject to adjustment (as described more fully in the Registration Statement).

Private Placement Units

On February 13, 2026, simultaneously with the closing of the Issuer's IPO, the Sponsor acquired 292,500 private placement units ("Private Placement Units" and, together with the Public Units, the "Units") at $10.00 per Private Placement Unit, for an aggregate purchase price of $2,925,000, pursuant to a Private Placement Units Purchase Agreements dated February 11, 2026 between the Sponsor and the Issuer and Clear Street and the Issuer (the "Private Placement Units Purchase Agreements"). The Private Placement Units are to the same as the Public Units, The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer's securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of February 13, 2025, the Sponsor directly beneficially owned 4,625,833 ordinary shares comprised of (i) 292,500 ordinary shares through the purchase of private placement units and (ii) 4,333,333 Founder Shares (collectively, the "Sponsor Shares"). Mr. Khan, as managing member of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 26.1%, of the 17,723,333 ordinary shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 13, 2026 (the "Final Prospectus"). Mr. Khan, as managing member of the Sponsor, may be deemed to beneficially own 4,625,833 ordinary shares, representing approximately 26.1% of the 17,723,333 ordinary shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Final Prospectus.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of February 13, 2026, the Sponsor directly beneficially owned 4,625,833 ordinary shares comprised of (i) 292,500 ordinary shares through the purchase of private placement units and (ii) 4,333,333 Founder Shares (collectively, the "Sponsor Shares"). Mr. Khan, as managing member of the Sponsor, may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 26.1%, of the 17,723,333 ordinary shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 13, 2026 (the "Final Prospectus"). Mr. Khan, as managing member of the Sponsor, may be deemed to beneficially own 4,625,833 ordinary shares, representing approximately 26.1% of the 17,723,333 ordinary shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Final Prospectus.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 4,983,333 ordinary shares were purchased by the Sponsor for the amount of $25,000 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated August 4, 2025 (the "Securities Subscription Agreement"). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On February 11, 2026, the Issuer entered into a letter agreement with the Issuer's directors, officers and senior advisors (collectively, the "Insiders") and the Company's Sponsor, (collectively the "Letter Agreements"). Pursuant to the Letter Agreement, the Insiders and the Sponsor have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreements, the Insiders and the Sponsor have each agreed that, for a period of 180 days from the date of the prospectus, they will not, without the prior written consent of the underwriter representative, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable or exchangeable for, any units, ordinary shares, founder shares or rights, subject to certain exceptions. Clear Street LLC, the representative of the underwriters, in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. The Sponsor, officers and directors are also subject to separate transfer restrictions on their Founder Shares and private units.

The Sponsor and Insiders agreed not to transfer, assign or sell any Founder Shares until the earlier to occur of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees). The private units and the units that may be issued upon conversion of working capital loans (including the underlying securities) will not be transferable, assignable or saleable by our Sponsor (as applicable) or their permitted transferees after the completion of our initial business combination (except with respect to permitted transferees).

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, copies of which are filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On February 13, 2026, simultaneously with the closing of the Issuer's IPO, Sponsor and Clear Street, purchased an aggregate of 292,500 private units, at a price of $10.00 per unit, or $2,925,000 in the aggregate. Each private unit consists of one ordinary share and one-half of one redeemable warrant. The private units are identical to the public units sold in the offering except that private units (including the securities comprising such units) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until after the completion of the initial business combination, and (ii) will be entitled to registration rights.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On February 11, 2026, in connection with the Issuer's IPO, the Issuer and the Insiders entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Securities Subscription Agreement, dated August 4, 2025, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 18, 2025).

Exhibit 99.3 Letter Agreement, dated February 11, 2026, among the Issuer, its officers and directors and the Sponsor, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 17, 2026).

Exhibit 99.4 Private Placement Units Purchase Agreement, dated February 11, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 17, 2026).

Exhibit 99.5 Registration Rights Agreement, dated February 11, 2026, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 17, 2026).

## Signatures
- Proem SPAC Partners I LLC: /s/ Imran Khan, Imran Khan/ Managing Member (03/04/2026)
- Imran Khan: /s/ Imran Khan, Imran Khan (03/04/2026)